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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No.       )*
                                         ------

                           Hawker Pacific Aerospace
                              (Name of Issuer)

                                Common Stock
                       (Title of Class of Securities)

                                420123 10 1
                     ----------------------------------
                              (CUSIP Number)


Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.                           13G                 Page     of     Pages
          ---------                                          ---    ---

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 (1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Scott W. Hartman
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 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  / /
                                                                      (b)  / /
     N/A
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 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
-------------------------------------------------------------------------------
                              (5) SOLE VOTING POWER
                                  319,120
                              -------------------------------------------------
 NUMBER OF                    (6) SHARED VOTING POWER
 SHARES                           0
 BENEFICIALLY                 -------------------------------------------------
 OWNED BY EACH                (7) SOLE DISPOSITIVE POWER
 REPORTING                        319,120
 PERSON WITH                  -------------------------------------------------
                              (8) SHARED DISPOSITIVE POWER
                                  0
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 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     319,120
-------------------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  / /
     N/A
-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     5.5
-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*
     IN
-------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

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Item 1.

         (a) This Schedule 13G relates to the securities of Hawker Pacific Aerospace, a California corporation (the "Issuer").

         (b) The address of the Issuer's principal executive office is 11240 Sherman Way, Sun Valley, CA 91352-4942.

Item 2.

         (a)  This Schedule 13G is filed by Scott W. Hartman.

         (b) The filing person's business address is c/o Unique Investment Corp., 1380 S. Vernon Street, Anaheim, CA 92805.

         (c)  The filing person is a United States citizen.

         (d) The class of securities to which this Schedule 13G relates is the Common Stock, no par value, of the Issuer.

         (e)  The CUSIP number of such securities is 420123 10 1.

Item 3.  Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b)

         This statement is not filed pursuant to Rule 13d-1(b), or 13d-2(b).

Item 4.  Ownership

         (a) As of December 31, 1998, the filing person beneficially owned 319,120 shares, of which 0 shares are shares that the filing person is deemed to own because he holds the presently exercisable right to acquire such shares.

         (b)  Such ownership constituted 5.5% of the class.

         (c) As to such shares, the number of shares as to which such person has:

                (i)  sole power to vote or to direct the vote is 319,120,

               (ii)  shared power to vote or to direct the vote is 0,

              (iii) sole power to dispose or to direct the disposition of is 319,120, and

               (iv) shared power to dispose or to direct the disposition of is 0.

Item 5.  Ownership of Five Percent or Less of a Class

         This statement is not being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.

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Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         It is not the case that a parent holding company has filed this schedule pursuant to Rule 13d-1(b)(ii)(G).

Item 8.  Identification and Classification of Members of the Group

         The filing person is not a group that is filing this schedule pursuant to Rule 13d-1(b)(ii)(H).

Item 9.  Notice of Dissolution of Group

         This is not a filing to give notice of dissolution of a group.

Item 10. Certification

         The Schedule 13G is not filed pursuant to Rule 13d-1(b).

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                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 12, 1999                      /s/           Scott W. Hartman
                                       ----------------------------------------
                                       Title:

Note: Six copies of this statement, including all exhibits, should be filed with the Commission

ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
            FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)




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